SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

REAL GOODS SOLAR, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75601N104

(CUSIP Number)

David L. Belluck, Manager

Riverside Renewable Energy Investments, LLC, 699 Boylston Street, Boston, MA 02116

(617) 351-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 75601N104	Page 2 of 6

1	Name of Reporting Person Riverside Renewable Energy Investments, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO (please see Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 1,679,689 shares
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 1,679,689 shares
11	Aggregate Amount Beneficially Owned by each Reporting Person: 1,679,689 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.69%
14	Type of Reporting Person OO

CUSIP No. 75601N104	Page 3 of 6

1	Name of Reporting Person David Belluck
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 3,994 shares
	8	Shared Voting Power: 1,679,689 shares
	9	Sole Dispositive Power: 3,994 shares
	10	Shared Dispositive Power: 1,679,689 shares
11	Aggregate Amount Beneficially Owned by each Reporting Person: 1,683,683 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.72%
14	Type of Reporting Person IN

CUSIP No. 75601N104	Page 4 of 6

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and restates (where indicated) the Schedule 13D filed with the Securities and Exchange Commission on January 12, 2012, as amended by the Schedule 13D/A filed on July 2, 2015 (the “Schedule 13D”), and relates to the beneficial ownership by the Reporting Persons of the shares of Class A common stock, par value $0.0001 per share (the “Common Stock”), of Real Goods Solar, Inc., a Colorado corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. This Amendment is being filed by the Reporting Persons pursuant to their Joint Filing Agreement filed as Exhibit A to the Schedule 13D. This Amendment is being filed to disclose the change in beneficial ownership of the Common Stock held by the Reporting Persons resulting from the issuance of Common Stock to the Company (as assignee of Riverside Fund III, L.P., a Delaware limited partnership and an affiliate of the Company), in connection with the Conversion pursuant to the Conversion Agreement (as hereinafter defined).

Item 3.	Sources and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Company, the Issuer, Real Goods Alteris, LLC, a Delaware limited liability company and subsidiary of the Issuer (the “Merger Sub”), and Earth Friendly Energy Group Holdings, LLC, a Delaware limited liability company (“Earth Friendly”), entered into an Agreement and Plan of Merger dated as of June 21, 2011 (the “Merger Agreement”), providing for the merger of the Merger Sub with and into Earth Friendly, with Earth Friendly continuing after the merger as the surviving company and a wholly owned subsidiary of the Issuer (the “Merger”) on the terms and subject to the conditions set forth in the Merger Agreement. The Merger was consummated on December 19, 2011.

Prior to the Merger, the Company was the owner of 19,560,273 units of Earth Friendly’s outstanding equity interests. In connection with the Merger, the outstanding equity interests of Earth Friendly were automatically converted into the right to receive the Common Stock as set forth in the Merger Agreement. As a result of the Merger, the Company received an aggregate of 7,830,647 shares (the “Merger Shares”) of the Common Stock in exchange for its equity interests in Earth Friendly. No part of the purchase price paid by the Company was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Merger Shares.

On May 17, 2015, the Issuer consummated a reverse stock split of all outstanding shares of Common Stock at a ratio of one-for-twenty whereby twenty shares of Common Stock were combined into one share of Common Stock. As a result of this reverse stock split, the Company was the owner of 391,533 shares of Common Stock.

On June 24, 2015, Riverside Fund III, L.P., a Delaware limited partnership and affiliate of the Company (the “Fund”), and the Issuer entered into a Conversion Agreement (the “Conversion Agreement”), pursuant to which the amounts payable to the Fund under the Notes (defined below) were converted (the “Conversion”) into a right to receive 1,288,156 shares of the Common Stock (the “Conversion Shares”). On June 25, 2015, the Fund assigned to the Company its rights, title and interest to the Conversion Agreement, including, without limitation, any Conversion Shares. The Conversion was then consummated on June 25, 2015, at which time 910,000 shares of the Common Stock were issued to the Company (the “Issued Conversion Shares”). Pursuant to the Conversion Agreement, the balance of the Conversion Shares, equal to 378,156 shares (the “Capacity Shares” and together with the Issued Conversion Shares and the Merger Shares, the “Record Shares”), would be issued upon delivery by the Company of one or more written notices (each, a “Capacity Notice”) to the Issuer of the Company’s election to receive all or any portion of the Capacity Shares, so long as such issuance(s) would not result in the Company (together with its affiliates) holding shares of Common Stock in excess of 19.99% of the Issuer’s outstanding shares of Common Stock immediately after giving effect to such issuance, unless the Issuer’s shareholders shall have previously approved such issuance in compliance with Nasdaq Rule 5635(b). On July 15, 2015, the Company delivered a Capacity Notice electing to receive all of the Capacity Shares, and the Issuer issued the Capacity Shares to the Company.

The promissory notes subject to the Conversion had been issued to the Fund (i) on May 21, 2013, for $3,000,000 (as amended and restated, the “$3 Million Note”) and (ii) on June 20, 2012, for $150,000 (as amended and restated, the “$150,000 Note”, and together with the $3 Million Note, the “Notes”). As of June 23, 2015, the aggregate outstanding principal and accrued interest under the Notes was $4,245,441.67. The Conversion Shares were issued to the Company (as assignee of the Fund) in full satisfaction of the outstanding principal and accrued interest. The Conversion was affected using a conversion ratio equal to $3.29, the closing price of the Common Stock on June 23, 2015, the date before entering into the Conversion Agreement.

CUSIP No. 75601N104	Page 5 of 6

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Company acquired the Record Shares for investment purposes. Except as set forth above, and except as may result directly or indirectly from the Merger and/or the Conversion, none of the Reporting Persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Partnership.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	The Company is the record owner of the Record Shares (i.e., 1,679,689 shares of Common Stock). As the sole manager of the Company, David Belluck (the “Manager”) may be deemed to beneficially own the Record Shares. However, the Manager has disclaimed such beneficial ownership, as reported in the Manager’s report filed on Form 4 with the Securities and Exchange Commission (the “SEC”) on July 16, 2015.

Based on the Record Shares, the Company may be deemed to beneficially own 13.69% of the Common Stock of the Issuer, and based on the Record Shares plus the 3,994 shares the Manager owns directly, the Manager may be deemed to beneficially own 13.72% of the Common Stock of the Issuer (although, as noted above, the Manager disclaims beneficial ownership of the Record Shares). Such percentages are calculated based upon 12,273,731 shares of Common Stock outstanding, equal to (i) the 6,545,687 shares of Common Stock reported to be outstanding in the Issuer’s report filed on Form 8-K/A with the SEC on July 1, 2015 plus (ii) the 1,369,864 shares of Common Stock issued upon the consummation of an offering on July 1, 2015 and the 1,328,004 shares of Common Stock issued in exchange for certain warrants, in each case as reported to be issued in the Issuer’s report filed on Form 8-K with the SEC on July 1, 2015 plus (iii) the 2,652,020 shares of Common Stock reported to be issued in the Issuer’s report filed on Form 8-K with the SEC on July 10, 2015 upon the reset of share numbers relating to the offering consummated on July 1, 2015 plus (iv) the 378,156 Capacity Shares.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

0 shares for the Company and 3,994 shares for the Manager.

(ii)	shared power to vote or to direct the vote:

1,679,689 for the Company and the Manager.

(iii)	sole power to dispose or to direct the disposition:

0 shares for the Company and 3,994 shares for the Manager.

(iv)	shared power to dispose or to direct the disposition:

1,679,689 for the Company and the Manager.

(c)	Except for the Conversion discussed above and the related issuance of the Capacity Shares, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Record Shares beneficially owned by any of the Reporting Persons.

(e)	Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2015	RIVERSIDE RENEWABLE ENERGY INVESTMENTS, LLC

	By:	/s/ David L. Belluck
David L. Belluck
Manager

/s/ David L. Belluck
David L. Belluck